Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062
When Disruption Spurs Innovation and Investment
In America today, consumers are enjoying a new golden age of television.  Choices are expanding, content is being created at unprecedented levels, and on-line distribution of video has become an unstoppable force driven by surging consumer demand.  But the next great phase of video innovation is yet to come.  As broadband becomes nearly ubiquitous, there are limitless opportunities to innovate in the design and distribution of video.  Consumers want their favorite video content anytime, anywhere, and in formats optimized for their own devices.  At the same time, consumers are increasingly calling for interactive programming that they can integrate with other content, such as their own personalized images or commentary, and then share on social media platforms.  As a result, the question for the video industry is not what consumers want; it is whether today's configuration of content creators, aggregators, and distributors can deliver it.
Market transformations often begin when a single well-positioned company breaks the mold and introduces a disruptive business model that responds to untapped consumer demand.  Building on AT&T's acquisition of DIRECTV in 2015 and the more than $150 billion dollars that AT&T has invested since 2011 in its networks and associated operations, the vertical merger of AT&T and Time Warner will, for the first time, combine a leading content company with a nationwide wireless carrier, transforming both video and the mobile Internet.  Together, these two companies will help build a new online video ecosystem that features broader distribution of Time Warner's content, ignites innovation for all viewing platforms, and spurs greater investment in the nation's broadband infrastructure, particularly ultra-fast 5G wireless networks that will one day compete head-to-head with the broadband offerings of entrenched cable companies.

Absent this merger, neither AT&T nor Time Warner could readily achieve this vision.  Because the video ecosystem is rapidly evolving in unforeseeable directions, it has been difficult for major content producers and distributors to negotiate contracts with the digital rights necessary to support the full range of potential innovation and experimentation and to respond quickly to today's fast-changing marketplace.  Bargaining friction over these rights has limited the scope of video innovation and perpetuated conventional distribution models that benefit incumbent cable companies, which still dominate traditional television distribution and ultra-fast broadband services, already control substantial content, and now intend to move into mobile as well.  This hurts consumers and protects legacy providers who would much prefer that things stay as they are.  We can do better.
This transaction will reshape the competitive landscape.  For the first time, a nationwide mobile broadband provider will have a major content provider as an "anchor tenant" to support a broader array of video offerings.  Of course, those offerings will include content from many other providers, but within them, AT&T and Time Warner will begin to create innovative programming optimized for viewing on any device and launch new generations of video services that are interactive, immersive, multi-user, and integrated with user-generated content.  Put simply, AT&T and Time Warner will innovate within the system, forcing other providers to compete with innovations of their own and creating demand for wireless connectivity that will give all wireless providers greater confidence to deploy 5G networks faster, deeper, and more robustly than they otherwise would.   The result is a virtuous cycle of innovation and investment that expands consumer choice, incentivizes investment in the nation's broadband infrastructure, and allows wireless companies like AT&T to bring needed competition to consumers looking for a wireless alternative to their cable broadband.
And we can accomplish all of this without harm to competition.  As we begin the merger review process, we look forward to sharing these facts with our regulators and legislators.  Vertical mergers like this one have long been recognized as being fundamentally pro-competitive, and for good reason.  This transaction is about giving consumers more choices, not less.  It is about expanding the distribution of Time Warner's content, not restricting it.  It is about stimulating the creation of more and better content, generating demand for next generation wireless services, and delivering consumers what they want.  This only happens when the right combination of assets yields the right incentives to invest, innovate, and transform.  The next revolution in video awaits.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation
AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.